Mail Stop 3561

December 7, 2007

Andrew M. Murstein
Vice Chairman and Secretary
Sports Properties Acquisition Corp.
437 Madison Avenue
New York, New York 10022

      Re: **Sports Properties Acquisition Corp.**
              Amendment No. 1 to Registration Statement on Form S-1
              Filed November 5, 2007
              File No. 333-146353

Dear Mr. Murstein:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment seven of our letter dated October 25, 2007
      and the revised disclosure. Please add disclosure explaining the phrase "franchise
      opportunities." Describe what you mean by the term "franchise opportunities"
      and clarify the types of transactions contemplated.

Summary

2.   We note your response to comment 13. Please revise to describe the ownership of
      Medallion Financial Corp in your summary section. Clarify the beneficial
      ownership in Medallion by any of the company's officers, directors or founders.

3.   Please revise to identify the founding stockholders and the amounts they will
      purchase in private placement of the 5,000,000 founder warrants.

Risk Factors, page 21

4.   In the last risk factor on page 31, please reconcile your statement "we will not
      structure our initial business combination in such a way that we will be the
      minority stockholder of a combined company" with your statement later in the
      risk factor that "if we were to partner with other entities to acquire a target
      acquisition, it may result in us reporting a minority interest or equity position
      related to such acquisition target in our financial statements."

Financial Statements, page F-1

Note 4 - Note Payable to Affiliate, Related Party Transactions, and Commitments, page
F-10

5.   We note your disclosure on page 10 that Medallion will enter into an agreement
      with Banc of America Securities LLC pursuant to which it will place limit orders
      for up to $10,000,000 of your common stock after the announcement of a
      definitive agreement for your initial business combination. Please revise your
      disclosures in Note 4 to describe the material terms of this commitment.

Back cover page

6.   We note your statement that "the information contained in this prospectus is
      accurate only as of the date of this prospectus, regardless of the time of delivery
      of this prospectus or of any sale of our securities." In light of your Rule 415
      undertakings in Part II of the registration statement, please remove the noted
      statement.

Part II

<u>Exhibits</u>

7.   Please file all missing exhibits listed in the Exhibit index of the prospectus with your next amendment. Please be advised that we will examine and may comment on the exhibits when they are filed.

* * * * *

As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Joshua Thomas at (202) 551-3832 or Carlton Tartar (202) 551-3387 if you have questions regarding the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or David Link, who supervised the review of your filing, at (202) 551-3790 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: William H. Gump, Esq.
        Fax (212) 728-9285